LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

November 21, 2023

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226

Ladies and Gentlemen:

Pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust is Post-Effective Amendment No. 303 and Amendment No. 305 to the Trust’s Registration Statement on Form N-1A, the purpose of which is to register a new series: Opportunistic Trader ETF.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 516-1692.

Very truly yours,

/s/ Rachel A. Spearo
Rachel A. Spearo
For U.S. Bank Global Fund Services

Enclosures